UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      September 28, 2006

via U.S. mail and facsimile

Mr. Vincent J. Gallant
Vice President, Corporate
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7

      Re:	NACG Holdings Inc.
      	Amendment No. 1 to Form F-1
      	Filed September 7, 2006
      	File No. 333-135943
      	North American Energy Partners, Inc.
      Form 20-F, as amended
      	Filed November 23, 2005
      	File No. 333-111356

Dear Mr. Gallant:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


	We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-
1.  We will respond to your request in a separate communication.

Form F-1

General
1. We note your response to our prior comment 3 and re-issue it. We will need time to review all new disclosure, including the identification of the selling shareholders, any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted exhibits, including the opinions of counsel, 2004 Share
Option Agreement, employment agreements and underwriting agreement.
You can expedite the review process by providing all this information and by filing all such documents promptly.

We note your response in regard to the Acquisition Agreement with Noramac, the Voting and Corporate Governance Agreement, and the Advisory Services Agreement. In regard to the Acquisition Agreement with Noramac, we believe that it is required to be filed under
Item
601(2) of Regulation S-K.   In regard to the Voting and Corporate
Governance Agreement and the Advisory Services Agreement, since they
are with related parties we believe that these contracts are required
to be filed under Item 601(10) of Regulation S-K.   Accordingly,
we
renew our request that you file each of these agreements as exhibits.
2. We note your response to our prior comment 5. Please place this disclosure in the prospectus, as required by Item 5A of Form F-1.
3. We note your response to our prior comment 7 and understand that you will update the information in the capitalization table at the appropriate time.
4. We note your response to our prior comment 9 in regard to the disclosure of material contracts required by Item 10.C of Form 20-F.
Please add a section heading to the prospectus for "Material Contracts" and refer the reader to those sections of the prospectus where these contracts are discussed.


Prospectus Summary, page 1
5. We note your response to our prior comment 11 and reissue it in part. The discussion under the subsection "Our Company" in the summary section repeats the discussion in the Business section under
"Our Company." In addition the remaining disclosure in the summary section under "Our Competitive Strengths," "Our Strategy," and "Our
Markets" is similar to the disclosure in the beginning of the Business section. Please refer to the Instruction to Item 503(a) of
Regulation
S-K and identify those aspects of the offering that are most significant and highlight them in clear, plain language.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

General
6. We note your response to our prior comment 24, and reissue it. The purpose of the risk factor discussion is to identify factors that make the offering speculative or risky. Conversely, a discussion of any known trends, uncertainties, demands, commitments or events should contemplate both positive and negative items that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please also refer to Section 501.12.b.3 and .4 of the Financial Reporting Codification.

Restatements

Misstatements Due to Internal Control Deficiencies, page 48
7. We note the discussion on page 55 in the amended Form 20-F filed by North American Energy Partners in regard to the auditors identifying a number of significant weaknesses in regard to your financial reporting processes and internal controls in connection with the 2006 audit. Please provide this information in the F-1. Related Party Transactions

Voting and Corporate Governance Agreement

Termination, page 99
8. We note your response to our prior comment 35 and understand that you will update the disclosure in regard to the type of information deliverable to the sponsors in a future amendment.


Principal and Selling Shareholders, page 102
9. We note your response to our prior comment 37 and understand that you will provide a description of any material relationships that the selling shareholders have, or have had with you in a future amendment.

Underwriting, page 121
10. We note your response to our prior comment 40. Please state your response in the prospectus.

Form 20-F of North American Energy Partners Inc.

Controls and Procedures, page 55
11. We re-issue our prior comment 45 in part. We note the identification of the procedures that have been put in place since the spring of 2005 to address the control deficiencies. However, you state that North American Energy Partners` President and Vice President-Finance concluded that "...the design of our disclosure controls and procedures are effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported
as and when required."   Please revise the disclosure to state, if
true, that such officers have concluded that the disclosure controls and procedures are effective (as opposed to effective in all material respects) as of the end of the reporting period.
12. We note the disclosure in regard to the auditors identifying a number of significant weaknesses in regard to the financial reporting processes and internal controls in connection with the 2006 audit. Please state the weaknesses that were identified. Please also provide this information in the MD&A section of the F-1.
13. We note the statement that there were no changes to the internal controls over financial reporting during the fiscal year ended March
31, 2006.  Please revise to refer to the fiscal year ended March
31,
2005.

Closing Comments

      Please cause North American Energy Partners to amend its
Form
20-F within 10 business days of the date of this letter, or else tell us when it will be amended. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Sandy Eisen at 202-551-3864, or in her
absence,
April Sifford at 202-551- 3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me, at
(202)
551-3685 with any other questions.

      Sincerely,



	Tangela Richter
	Branch Chief




cc:	Gary Orloff, Esq.
      S. Eisen
      D. Levy





Mr. Vincent J. Gallant
NACG Holdings Inc.
Page 6